

March 28, 2014

Via E-mail
Joseph P. Slattery
EVP and Chief Financial Officer
TransEnterix, Inc.
635 Davis Drive, Suite 300
Morrisville, NC 27560

> **Re:** **TransEnterix, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed March 7, 2014**
> **File No. 333-193235**
> **Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 5, 2014**
> **Amendment to Form 10-K for the fiscal year ended December 31, 2013**
> **Filed March 14, 2014**
> **Form 8-K Filed September 6, 2013**
> **File No. 000-19437**

Dear Mr. Slattery:

We have reviewed the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-3

Prospectus

1.    We note your response to prior comment 2. Please substantially revise the forepart of your prospectus, including the summary and risk factors, to comply with Rule 421(d). Eliminate use of defined terms like those you have included in parentheses. Also, avoid organizing your disclosure regarding transactions by the mechanics of the transaction rather than by how the transactions affect shareholders' investments. For example, where you disclose that "On September 3, 2013, pursuant to an Agreement and Plan of Merger

dated August 13, 2013, and amended by a First Amendment dated August 30, 2013 (collectively, the Merger Agreement) by and among SafeStitch, Tweety Acquisition Corp., a Delaware corporation (Merger Sub) and TransEnterix Surgical, the Merger was consummated and TransEnterix Surgical became a wholly owned subsidiary of SafeStitch," it is unclear why you cannot use language that more clearly and directly informs investors, if true, that on September 3, 2013 you completed a merger by which TransEnterix, Inc. became your wholly owned subsidiary and you subsequently changed your name from SafeStitch Medical Inc. to TransEnterix, Inc. Before revising your disclosure in response to this comment, please review Updated Staff Legal Bulletin No. 7 (June 7, 1999), including samples comments 10 and 16 at the end of that Bulletin.

Prospectus Summary, page 3

2.      Please highlight in your prospectus summary that your auditor's report mentions substantial doubt about your ability to continue as a going concern.

The Merger, page 3

3.      Please highlight in your prospectus summary your statements in your response to prior comment 41 that the main rationale for the merger was to help capital raising to facilitate TransEnterix Surgical's products. Also, if true, state clearly in your prospectus summary that the combined company viewed the SafeStitch products in production and in development as insignificant.

Business Description, page 4

4.      We note your statement in this section that the Spider system is FDA cleared. If the FDA has not cleared for marketing other products that you mention in your summary, please ensure that regulatory status is clear from the summary.

We have a substantial amount of indebtedness, page 10

5.      Please tell us with specificity where you filed as an exhibit the third amendment dated October 31, 2013 mentioned in this section.

Current legislation, page 18

6.      If your registration statement is not effective by the end of this month, please update your statement at the bottom of page 19 regarding the status of compliance with your obligations.

We have not sought an advisory stockholder vote to approve the compensation, page 22

7.      Please tell us when you will hold your 2014 annual meeting of stockholders.

We may be required to recognize impairment charges, page 28

8.      Please disclose the percentage of your assets that are represented by goodwill and other intangible assets.

In connection with the Merger, we entered into a voting and lock-up agreement, page 28

9.      Please note that we are unable to provide you any comfort regarding the accuracy of your analyses or conclusions in your responses to our comments, including your response to the second sentence of prior comment 4.  Refer to the acknowledgments that must accompany any request for acceleration of this registration statement as noted at the end of this letter.

The market price of our common stock, page 29

10.     We note your response to prior comment 8.  However, your response that there are currently no stockholder agreements that contractually require the board of directors to seek approval does not disclose to investors the number of authorized but unissued shares that you could issue without shareholder approval as we requested in that comment.  Therefore, please provide the disclosure requested in prior comment 8.

We intend to effect a reverse stock split of our common stock, page 30

11.     We note your response to prior comment 9.  Please tell us, with a view to disclosure, the status of your application to list your common stock on the NYSE MKT.  Also tell us the basis for your belief that you meet the objective criteria necessary for listing on the NYSE MKT in view of the market price of your common stock.  If you believe the reverse stock split is necessary to meet the criteria for listing, please disclose the size of the reverse split that will be necessary.

Trading of our common stock is limited, page 30

12.     We note your response to prior comment 10.  Please disclose the specific dates on which trading restrictions on a material number of your shares expire and the number of shares that could be sold on those dates.  Also, if the restrictions can be waived, please ensure that your appropriate risk factors describe the potential waiver clearly.

Incorporation by Reference, page 46

13.     We note your response to prior comment 15.  Please confirm that the 1994 Form 8-A that you incorporated by reference contains a current description of the securities registered under the Exchange Act.  If it does not, please refer to Question 123.07 of the Securities Act Forms Compliance and Disclosure Interpretations available on the Commission's website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm for guidance.  In

this regard, please tell us where you have disclosed how the rights evidenced by the common stock may be qualified or limited by the rights of the preferred stock mentioned in exhibits 4.1 and 4.2 of your most recent Form 10-K.

14.	Please tell us the number of options granted to your named executive officers pursuant to your 2007 incentive compensation plan mentioned in your February 19, 2014 Form 8-K. Also provide us your analysis of whether that information must be reported pursuant to Form 8-K or disclosed per Item 11 of Form S-3.

Exhibit 5.1

15.	It is unclear why it is necessary and appropriate for the opinion regarding the validity of the equity securities to be conditioned by the laws cited in the third-to-last paragraph of this exhibit.  Please advise, or file a revised opinion accordingly.

16.	Refer to the last clause of the third-to-last paragraph of this exhibit.  Please tell us what consents, approvals, authorizations or orders of regulatory authorities you believe would affect the opinions required by Regulation S-K Item 601(b)(5).

Form 10-K for the fiscal year ended December 31, 2013

Contractual Obligations and Commercial Commitments, page 46

17.	Please tell us, with a view to disclosure, why the table in this section does not include the term loan mentioned on page 46.

Note 2. Summary of Significant Accounting Policies

Reverse Merger, page 56

18.	We note your response to comment 41 in our letter of February 4, 2014 and the pro forma adjustments reported in Form 8-K/A filed on November 13, 2013.  Please clarify for us the status of business operations of SafeStitch from June 30, 2013 through September 3, 2013.  Provide us a brief chronology of events in the life of the SafeStitch business during that period.

Note 19. Stockholders' Equity (Deficit), page 74

19.	Please expand your response to prior comment 39 to also discuss how you considered the merger exchange ratio in your disclosure of the conversion rate for the preferred stock. We note that the rate disclosed is consistent with the historical pre-merger rate.

20.     Please provide us with a table that shows the various components of the 162,217,000 common shares presented in the caption "Reverse acquisition recapitalization adjustment". For example, separately identify for us the number of common shares issued upon conversion of each class of preferred stock and then their exchange for common shares of SafeStitch.

Exhibits, page 81

21.     Please expand your response to prior comment 27 to address Regulation S-K Item 601(b)(10)(ii)(D) to address the other properties mentioned in Item 2 of your Form 10-K.

Amendment No. 1 to Form 10-K for the fiscal year ended December 31, 2013

Directors and Executive Officers, page 1

22.     We note your response to prior comment 35. Please revise the disclosure regarding Messrs. Dougherty, LaViolette, Milne and Starling and Dr. Kherani to disclose when each of these directors was affiliated with the board of the company that you acquired.

Agreements with Named Executive Officers, page 7

23.     We note your response to prior comment 34. Please expand the disclosure in the first paragraph on page 8 to address the substance of section 7(iii) of exhibit 10.6 to your Form 8-K filed on September 6, 2013.

Security Ownership of Certain Beneficial Owners and Management, page 11

24.     We note your response to prior comment 32. It is unclear why you are unable to identify who beneficially owns the shares held in the name of the entities listed in Schedule A to your response letter as being subject to a voting agreement. Please tell us how you determined that the individuals who signed the voting agreement had the authority to control the shares and why you believe those individuals need not be identified in your beneficial ownership table. Also please tell us why footnote 16 does not disclose who shares voting and investment power with your director, Mr. Milne.

25.     We note your response to the last sentence of prior comment 35. Given your disclosure on page 51 of your Form 8-K filed on September 6, 2013 that Mr. Onopchenko would continue as a director of the combined company following the merger, please tell us why he is not included on page 43 of your Form 8-K filed on September 6, 2013 and on pages 1, 10 and 11 of your amendment to your Form 10-K filed on March 14, 2014.

Certain Relationships and Related Transactions, page 13

26.     Please disclose the full names of the entities that you mention in the first paragraph on page 14.

Exhibits, page 18

27.     Please tell us why you have removed reference to your exhibit 23.1, Consent of BDO USA, LLP, which was previously included in your Form 10-K filed on March 5, 2014. Please either amend to include the consent or tell us why it should not be included.

Form 8-K Filed September 6, 2013

28.     We note your response to prior comment 38; however, Rule 24b-2 provides the exclusive means of omitting information from an exhibit under the Exchange Act.  Please file the complete agreement or follow the procedures in Rule 24b-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933, the Securities Exchange Act of 1934 and all applicable rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry, Staff Accountant, at (202) 551-3664 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief

cc (via e-mail): Mary J. Mullany, Esq.